December 16, 2005

Via Mail and Facsimile

Mr. Michael L. Eskew
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia  30328


	RE: 	United Parcel Service, Inc.
		Form 10-K: For the Year Ended December 31, 2004
		Form 10-Q: For the Quarter Ended September 30, 2005 Form 8-K: Filed October 25, 2005
		File Number: 001-15451


Dear Mr. Eskew:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filings. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis ..., page 19
Critical Accounting Policies and Estimates, page 34

1. It appears that your disclosures here should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change and have caused material differences between estimated amounts and actual results, or the factors for which it is reasonably possible that actual results could differ. To the extent practicable and material, you should provide quantitative disclosure of these factors, with an analysis of how actual results may differ from your estimates under different assumptions and conditions. Refer to Section V of FR-72 for further guidance. Please revise as indicated. Provide us with a copy of your intended disclosure.

Item 9A. Controls and Procedures, page 37

2. The description here and in your Form 10-Qs that disclosure controls and procedures are effective "in all material respects" appears to be a qualifier that they are at some standard that is less than effective. If correct, please represent to us that, for each period at issue, your chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required. If incorrect, please revise your disclosure to clearly discuss the limitations on the effectiveness conclusions and what, if any, impact this had on your financial statements and your efforts to remediate the circumstances. In, addition, if you are able to make the representation noted above, please exclude this qualifying language from your future filings.

Financial Statements, page F-1
Statements of Consolidated Cash Flows, page F-9

3. It appears that finance receivables are associated with the financial services you provide to customers. In this regard, please explain to us why it is appropriate to show the changes in these as an investing activity rather than an operating activity. Your response should specifically address your consideration of paragraph
22(a) of FAS 95 pertaining to cash flows associated with providing services for customers.


Form 10-Q: For the Quarter Ended September 30, 2005

Item 1. Financial Statements, page 2
Notes to Unaudited Consolidated Financial Statements, page 6
Note 7. Business Acquisitions, page 10

4. It appears that the $1.029 billion in goodwill added during the year is substantially associated with the acquisition of Overnite. Please tell us and disclose the factors that lead to a purchase price that resulted in recognition of goodwill in the acquisition of Overnite, in accordance with paragraph 51(b) of FAS 141, and the amount of goodwill recognized. Give us a breakdown of the purchase price allocation specific to this acquisition, with separate listing of each of the intangible assets recognized.

Item 2. Management`s Discussion and Analysis ..., page 17
Operating Expenses and Operating Margin, page 21

5. We noted the reported steady decrease in the operating margin percentage for the U.S. domestic package segment for the years 2002 to 2004 and significant increase in this percentage throughout
2005
compared to 2004. However, we did not locate any disclosure that specifically addresses the reason for the changes, and the changes appear to be material. Please tell us the reason for the changes over the indicated periods. Include disclosure that addresses material changes in the operating margin percentage for each segment as appropriate.

Form 8-K: Filed October 25, 2005

Exhibit 99.1

6. We note your disclosure of "Memo: Gross revenue, Freight services and logistics" here and in prior Form 8-Ks furnished in regard to quarterly earnings releases. Please tell us the purpose of this disclosure and how it relates to other amounts disclosed in the exhibit.


		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309, Joe Foti at 202-551-3816 or me at 202-551-
3812
with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Mr. D. Scott Davis, Chief 	Financial Officer (via
facsimile at 404-828-6619)